Exhibit 1.01
Lockheed Martin Corporation
Conflict Minerals Report
For the Year Ended December 31, 2023
Introduction
This Conflict Minerals Report (the “Report”) was prepared by Lockheed Martin Corporation (hereinafter referred to as the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The term “Conflict Minerals” is defined in the Rule and refers to gold and columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals” or “3TG”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing Conflict Minerals that are necessary to the functionality or production of those products if the company has reason to believe that the Conflict Minerals may have originated in the Democratic Republic of the Congo and the adjoining countries of Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”).
Company and Product Overview
We are a global defense technology company driving innovation and advancing scientific discovery. Our all-domain mission solutions and 21st Century Security vision accelerate the delivery of transformative technologies to our customers. We are principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. We also provide a broad range of management, engineering, technical, scientific, logistics, system integration and cybersecurity services. We operate in four business segments: Aeronautics, Missiles and Fire Control (MFC), Rotary and Mission Systems (RMS) and Space. We organize our business segments based on the nature of the products and services offered:
•Aeronautics is engaged in the research, design, development, manufacture, integration, sustainment, support and upgrade of advanced military aircraft, including combat and air mobility aircraft, unmanned air vehicles and related technologies.
•MFC provides air and missile defense systems; tactical missiles and air-to-ground precision strike weapon systems; logistics; fire control systems; mission operations support, readiness, engineering support and integration services; manned and unmanned ground vehicles and energy management solutions.
•RMS designs, manufactures, services and supports various military and commercial helicopters, surface ships, sea and land-based missile defense systems, radar systems, laser systems, sea and air-based mission and combat systems, command and control mission solutions, cyber solutions, and simulation and training solutions.
•Space is engaged in the research and design, development, engineering and production of satellites, space transportation systems, and strategic, advanced strike, and defensive systems. Space provides network-enabled situational awareness and integrates complex space and ground global systems to help our customers gather, analyze and securely distribute critical intelligence data.
Covered Products
We conducted an analysis of the products that we manufacture, or contract to be manufactured, and found that 3TG are in a large majority of our products (and generally are required for their functionality or production as specified under the Rule) included in the Company and Product Overview. These products are collectively referred to in this Report as the “Covered Products.” 3TG is not included in the services we provide to our customers.
Supply Chain Description
Our business depends on an extensive global network of suppliers to provide the materials, parts and services to make our final products. As a downstream company, generally there are multiple tiers between us and our suppliers and the source of raw materials that enter the manufacturing process. The composition of our supply chain makes it challenging to identify the origin of 3TG used in our products. Therefore, we must rely on our direct suppliers to work with their upstream suppliers to provide us with accurate information (e.g., through the reasonable country of origin inquiry described below) about the origin of 3TG in the materials and parts that we purchase.
Reasonable Country of Origin Inquiry (RCOI)
The elements of our RCOI were: (i) identification of relevant suppliers, (ii) data collection, and (iii) assessment of data to determine whether further due diligence was required.
In 2023, we conducted business with approximately 13,300 active suppliers in 52 countries. Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on a subset of our major direct suppliers identified as manufacturers (the “Suppliers”). The Suppliers represented more than 90 percent of our direct manufacturing purchase order commitments in 2023. Our 2023 RCOI process considered our majority-owned affiliates.
We collected information from the Suppliers using the Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI) organization. The CMRT includes questions regarding a direct supplier’s responsible minerals sourcing policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners and the origin of 3TG used by those facilities.
Based on the RCOI, we do not have sufficient information from the Suppliers to determine the source of the necessary 3TG contained in our products. Accordingly, we conducted due diligence on the source and chain of custody of 3TG in our products.
Design of Conflict Minerals Program
As required by the Rule, we conducted due diligence on the source and chain of custody of the necessary 3TG contained in the Covered Products. Our due diligence program is designed to conform, in all material respects, with the internationally recognized framework presented by the Organisation for Economic Cooperation and Development (OECD) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing (OECD Guidance) and the related supplements for 3TG.
Description of Due Diligence Steps Performed
The due diligence steps we performed are set forth below according to the five-step framework established by the OECD:
OECD Step 1: Establish Strong Company Management Systems
Conflict Minerals Policy
We have a Conflict Minerals policy statement related to our commitment to responsible sourcing of materials for our products and our establishment of a compliance plan that is designed to follow the OECD framework. This statement is available on our website.

Internal Management Systems
We have a management structure to support supply chain due diligence related to Conflict Minerals. This includes: (1) an executive steering committee led by our vice president and controller and vice president and supply chain council chair; (2) a supply chain council, comprised of supply chain leaders from each of our four business segments; and (3) a multidisciplinary conflict minerals working group comprised of representatives from engineering, finance, legal, enterprise risk and sustainability, contracts, communications, and each of our four business segments. We brief management about the Company’s practices with respect to 3TG due diligence and supply chain.
Supply Chain Controls System
In 2023, we participated with other manufacturers in the aerospace and defense sector as members of the Responsible Business Alliance (RBA) / Responsible Minerals Initiative (RMI) organization.
We have a records retention policy that requires us to maintain records related to our Report (as one of our filings with the Securities and Exchange Commission).
Supplier Engagement
Our Supplier Code of Conduct includes information regarding responsible sourcing of materials. We provide our Supplier Code of Conduct to suppliers through our new purchase orders and we maintain a Suppliers page on our website that includes the Supplier Code of Conduct.
As an element of our supplier engagement, we provided the Suppliers with a message from the corporate vice president, Supply Chain about the Rule and our expectations of how our suppliers should help us to comply with these requirements. In addition to background information regarding the Rule, we provided an explanation as to why they were being contacted, how the Rule may impact them, and actions they need to take. The message also included a point of contact email address at Lockheed Martin and links to our Conflict Minerals Policy Statement and prior Conflict Minerals Reports.

Grievance Mechanism
We have an ethics helpline and dedicated ethics and conflict minerals email addresses that provide employees and suppliers with a mechanism to ask questions or report concerns. This information is available on our website. Our ethics helpline information was included in our annual ethics letter to suppliers.
OECD Step 2: Identify and Assess Risks in the Supply Chain
We provide financial support to the RBA and RMI to enable their Responsible Minerals Assurance Process (RMAP) program to utilize independent third-party assessments of smelter / refiner management systems and sourcing practices to validate conformance with RMAP standards. The assessment employs a risk-based approach to validate smelters’ company-level management processes for responsible mineral procurement. As a downstream company, these efforts give us access to information to be able to conduct risk assessment at the upstream level.
We utilize RMI’s CMRT to survey a group of our Suppliers based on certain criteria. Supplier responses are tracked, and multiple rounds of reminders are sent to unresponsive Suppliers in order to achieve an adequate response rate. CMRTs received from Suppliers are then reviewed for completeness and Red Flags (covered in Step 3). All identified Red Flags prompt follow-up due diligence inquiries with those Suppliers.
OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks
We have a risk management plan to address concerns that a supplier may be providing us with products that contain 3TG sourced from the Covered Countries. This assessment of supplier survey data to determine whether further due diligence is required is referred to as our Red Flag process. Depending on the type of Red Flag that is triggered by a supplier’s survey response, a specific response letter is sent to the supplier requesting additional information, as described below.
•Flag A: Supplier indicates that it directly or indirectly sources 3TG from the Covered Countries. If it is confirmed that a supplier provides products or parts for Covered Products that contain 3TG sourced from the Covered Countries, we request confirmation from the supplier that the sources in the Covered Countries are validated as conflict-free.
•Flag B: Supplier is not engaging its supply chain regarding Conflict Minerals. If a supplier’s survey response indicates that it has not yet collected information from its suppliers regarding the origin of 3TG contained in products provided, we encourage the supplier to engage their supply chain and request that they update their survey response within a specified time period to indicate their commitment to do so.
•Flag C: Supplier indicates that its supply chain is conflict-free but our analysis identifies potential inconsistencies in its survey responses. If a supplier’s survey response indicates that its supply chain is conflict-free but our analysis identifies potential inconsistencies, we request that the supplier review and update their survey response within a specified time period.
OECD Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
We do not perform or direct audits of 3TG smelters or refiners. We rely on audits conducted by third parties through our membership in the RMI and supplier self-disclosures of certification status. In 2023, we contributed to the RMI Smelter Audit Fund, which pays the costs of a smelter’s or refiner’s first RMAP audit and conflict-free validation, and also supports the cost of reassessment for smelters or refiners that are already participating in the RMAP for which the cost of reassessment may be burdensome.
OECD Step 5: Report Annually on Supply Chain Due Diligence
During 2023, we filed our 2022 Conflict Minerals Report with the SEC and posted that report to our website. This Report constitutes our 2023 annual report on our Conflict Minerals due diligence, and will also be available on our website at: https://www.lockheedmartin.com/en-us/suppliers/sustainable-supply-chain.html and filed with the SEC.

Results of Our Due Diligence Measures
Description of facilities used to process 3TG; information on country of origin and efforts to determine mine or location of origin
As previously discussed, we found that 3TG are in a large majority of our Covered Products and we requested that the Suppliers complete the CMRT to determine the facilities used to process 3TG, the country of origin of the 3TG, and the mines or locations of origin of the 3TG in our supply chain. The majority of the Suppliers who responded to our CMRT indicated in their responses that the information provided was at a company or divisional level and did not include a list of smelters.
A minority of responses listed specific smelters, collectively identifying 481 smelters from which suppliers sourced 3TG. Of these smelters:
•The RMI Smelter Database has recognized 329 of the 481 total smelters as 3TG smelters.
•Of the 329 recognized smelters, 231 were validated as conformant under the RMAP in 2023. However, we cannot confirm which of these smelters, if any, provided 3TG that may be contained in our products, as we are unable to determine the upstream chain of custody of raw materials in our supply chain.
The survey data also identified 148 of the Suppliers who indicated that they used smelters or mines from the Covered Countries that were included in their supply chain but stated that they sourced from multiple smelters and mines and did not disclose a full product line that would enable us to tie a specific smelter or mine to one of our Covered Products.

During 2023, we did not identify any instance where it was necessary to implement risk mitigation efforts, suspend trade or disengage with one of the Suppliers. Because information was generally provided at a company or divisional level and was not tied to specific Covered Products, we did not have sufficient information to identify the facilities that sourced 3TG included in our Covered Products, or to identify the country of origin of such 3TG.
Steps We Have Taken, or Will Take, Since December 31, 2023 to Mitigate Risk that Conflict Minerals Benefit Armed Groups
Lockheed Martin supports the objective of preventing armed groups in the Covered Countries from benefiting from the sourcing of Conflict Minerals from that region. We are committed to responsible sourcing of materials for our products, including the sourcing of Conflict Minerals, and we expect that our suppliers are likewise committed to responsible sourcing. We expect our suppliers to take steps to determine if their products contain Conflict Minerals and if so, implement supply chain due diligence processes to identify sources of these minerals and support efforts to eradicate the use of Conflict Minerals which directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, we intend to take the following steps to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:
•Continue to reference the Lockheed Martin Supplier Code of Conduct and reference the Defense Industry Initiative Model Supplier Code of Conduct in new purchase orders and direct suppliers to our Conflict Minerals Policy Statement and web page.
•Survey suppliers representing greater than 90 percent of our direct manufacturing purchase order commitments as part of our RCOI process.
•Continue to participate in the RMI and in 2024 contribute to the RMI Smelter Audit Fund with the goal of providing resources sufficient to support smelter participation in the audit program, resulting in additional validation of conformant sourcing practices.
•Encourage suppliers and smelters to participate in the RMAP developed by the RMI.
•Engage with our direct suppliers to encourage them to impose requirements on their upstream suppliers to have programs to eliminate from their supply chain 3TG from conflict mines and become validated as conformant under the RMAP or a similar program.